AH
3.1.2004

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SECU [barcode] MMISSION

04002150

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 17 2004

SEC FILE NUMBER
8-49718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRY PIERCE FINANCIAL SERVICES, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 NORTH WASHINGTON STREET
(No. and Street)

BISMARCK	NORTH DAKOTA	58501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRY PIERCE 701-222-3017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

1050 EAST INTERSTATE AVE	BISMARCK	ND	58502
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARRY PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARRY PIERCE FINANCIAL SERVICES, LLP, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI SCHMIDT
Notary Public
State of North Dakota
My Commission Expires June 26, 2009

Lori Schmidt
Notary Public

Garry Pierce
Signature

General Partner
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRY PIERCE FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
(WITH INDEPENDENT AUDITOR'S REPORT)

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have audited the accompanying balance sheets of **Garry Pierce Financial Services, LLP** as of December 31, 2003, and 2002, and the related statements of operations, members' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of **Garry Pierce Financial Services, LLP** as of December 31, 2002, were audited by other auditors whose report dated January 30, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Garry Pierce Financial Services, LLP** as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Bismarck, North Dakota
January 13, 2004

1050 East Interstate Ave. • PO Box 1914 • Bismarck, North Dakota 58502-1914 • 701.255.1091 • Fax 701.224.1582
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

GARRY PIERCE FINANCIAL SERVICES, LLP
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 4,295	$ 5,327
Securities available for sale	17,215	12,954
Accounts receivable	21,321	-
Prepaid expenses	-	309
Total current assets	42,831	18,590
EQUIPMENT AND FIXTURES	7,172	4,564
Less accumulated depreciation	4,694	4,564
Net equipment and fixtures	2,478	-
Total assets	$ 45,309	$ 18,590
MEMBERS' EQUITY		
MEMBERS' EQUITY	$ 49,939	$ 27,481
ACCUMULATED OTHER COMPREHENSIVE INCOME	(4,630)	(8,891)
Total members' equity	$ 45,309	$ 18,590

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
COMMISSIONS REVENUES	$ 161,038	$ 62,459
INVESTMENT INCOME	9	1,989
OTHER INCOME	165	197
Total gross revenues	161,212	64,645
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	1,750	1,510
Advertising	32	96
Rent	3,960	3,708
Telephone	1,666	1,601
Depreciation	130	260
Internet	345	-
Insurance	352	-
Repairs and maintenance	162	48
Office supplies	2,089	410
Fees	2,200	1,858
Dues and subscriptions	523	-
Pension expense	24,539	5,500
Other	896	1,700
Total expenses	38,644	16,691
Net earnings	$ 122,568	$ 47,954

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE - DECEMBER 31, 2001	$ 34,983	$ (2,453)	$ 32,530
Comprehensive income			-
Net earnings	47,954	-	47,954
Unrealized loss on marketable securities	-	(6,438)	(6,438)
Total comprehensive income			41,516
Members' draws	(55,456)	-	(55,456)
BALANCE - DECEMBER 31, 2002	27,481	(8,891)	18,590
Comprehensive income			
Net earnings	122,568		122,568
Unrealized gain on marketable securities		4,261	4,261
Total comprehensive income			126,829
Members' draws	(100,110)		(100,110)
BALANCE - DECEMBER 31, 2003	$ 49,939	$ (4,630)	$ 45,309

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 122,568	$ 47,954
Adjustments to reconcile net earnings to net cash provided by operating activities		
Depreciation	130	260
Gain on sale of securities available for sale	-	(1,959)
Change in assets or liabilities:		
Accounts receivable	(21,321)	5,123
Other current assets	309	-
Net cash provided by operating activities	101,686	51,378
CASH FLOWS USED BY INVESTING ACTIVITIES		
Purchase of property and equipment	(2,608)	-
Proceeds from sales of securities available for sale	-	8,086
Dividends reinvested	-	(13)
Net cash (used in) provided by investing activities	(2,608)	8,073
CASH FLOWS USED BY FINANCING ACTIVITIES		
Members' draws	(100,110)	(55,456)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,032)	3,995
CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD	5,327	1,332
CASH AND CASH EQUIVALENTS, AT END OF PERIOD	$ 4,295	$ 5,327

See Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company operates as a broker/dealer providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The majority of the Company's revenues are generated from sales to residents of North Dakota. The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is computed using a straight-line method over the assets' expected useful lives. The estimated useful life of the Company's fixed assets are as follows:

Office equipment and fixtures	5-7 years

(continued on next page)

NOTE 2 - SECURITIES AVAILABLE FOR SALE

The cost and approximate market value of the Company's securities as of December 31, 2003 and 2002 are as follows:

Security	Cost	Gross Unrealized Gain (Loss)	Market Value
2003			
Growth Fund of America - Mutual Fund	**$ 21,845**	**$ (4,630)**	**$ 17,215**
2002			
Growth Fund of America - Mutual Fund	$ 21,845	$ (8,891)	$ 12,954

The Company identifies cost on the first-in first-out method.

NOTE 3 - CONCENTRATION OF CREDIT RISK

As of December 31, 2003, and 2002, respectively, approximately 30% and 45% of the Company's earned revenues were generated from commissions associated with transactions of INREIT Real Estate Investment Trust Shares. INREIT Real Estate Investment Trust Shares is a real estate investment trust with properties located throughout the upper Midwest.

NOTE 4 - OPERATING LEASE

The Company renewed their current lease agreement, effective January 1, 2003, to lease office space until April 30, 2005. Rent expense totaled $3,960 and $3,708 for 2003 and 2002, respectively.

Future minimum lease payments are as follows:

For the Year Ended	
2004	$ 3,960
2005	1,320

(continued on next page)

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). As of December 31, 2003 and 2002, the Company had the following net capital:

	2003	2002
Net capital	$ 13,928	$ 16,338
Excess net capital (Minimum requirement of $5,000)	$ 8,928	$ 11,338
Aggregate indebtedness ratio	.00 to 1	.00 to 1

NOTE 6 - ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Total advertising expense for the years ended December 31, 2003 and 2002 were $32 and $96, respectively.

NOTE 7 - OFF-BALANCE-SHEET RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

GARRY PIERCE FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2003

NET CAPITAL		
Total members' equity	$	45,309
Less unrealized gain on securities		-
Less non-allowance assets		
Haircuts on securities		(2,582)
Commissions receivable		(21,321)
Other current assets/receivables		-
Fixed assets		(2,478)
Net capital	$	18,928
AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements	$	5,000
Excess net capital at 1500%	$	18,928
Excess net capital at 1000%	$	18,928
Ratio: Aggregate indebtedness to net capital		00 to 1

Reconciliation with Company's computation (included in Part II of Form X017A-5 as of December 31, 2003).

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	18,928
Net audit adjustments to allowable assets		-
Net capital per above	$	18,928

GARRY PIERCE FINANCIAL SERVICES, LLP
CLAIM OF EXEMPTION FROM RULE 15c3-3
YEAR ENDED DECEMBER 31, 2003

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Garry Pierce Financial Services, LLP
Bismarck, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Garry Pierce Financial Services, LLP (the Company), for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1050 East Interstate Ave. • PO Box 1914 • Bismarck, North Dakota 58502-1914 • 701.255.1091 • Fax 701.224.1582
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota – Equal Opportunity Employer

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Bismarck, North Dakota
January 13, 2004